

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 23, 2008

<u>Via U.S. mail</u>

Mr. W. Kirk Bosché
Chief Financial Officer
Foothills Resources, Inc.
4540 California Avenue, Suite 550
Bakersfield, CA 93309

> **Re:** **Foothills Resources, Inc.**
> **Amendment to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 19, 2008**
> **File No. 1-31547**

Dear Mr. Bosché:

We have completed our review of your Schedule 14A and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: D. Levy